Exhibit 99.1

FOR IMMEDIATE RELEASE

Tier-1 European Telco Selects Silicom Edge
Networking Solution As Part of Vast New SD-WAN Deployment

KFAR SAVA, Israel — February 9, 2022, - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that a Tier-1 European telco, a new customer for Silicom, has selected a customized version of a Silicom Edge Networking platform to deploy in the next-generation SD-WAN networks that it will begin rolling out during the second half of 2022.

The Design Win was secured in partnership with a leading provider of SD-WAN software, which selected the Silicom hardware as the highest-performance complement for its next-generation offerings.

To date, the customer has placed a $1 million purchase order for equipment planned to be delivered during late 2022 and early 2023, and forecasts a run rate of approximately $5 million per year once manufacturing and deployment become stable. With the initial purchase order in hand, the Silicom team is working to address the customization process’s final challenges.

“We are excited to add another Tier-1 player to our growing list of telco clients, confirming once again the strong positioning we have achieved in the SD-WAN ecosystem and the segment’s power to drive our future growth,” commented Shaike Orbach, Silicom’s CEO. “The fact that a telco of this stature selected our platform speaks volumes about the advantages of our edge network solutions, and emphasizes the importance of the strong cooperation and partnerships we have established with many SD-WAN software vendors in this era of hardware and software decoupling.”

Mr. Orbach continued, “As such, we are enthusiastic about our cooperation with this leading SD-WAN software provider, with whom we have teamed to provide the optimal solution for the carrier’s challenges. We believe our joint solution, which combines the highest-quality, maximum flexibility, most reasonable-cost hardware platform with the many advantages of our partner’s software solution, optimally addresses the challenges faced by telcos and SD-WAN service providers and will further increase our success in this market.

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 212 378 8040 E-mail: silicom@gkir.com